UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64566 / May 31, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14392

In the Matter of **Saf T Lok, Inc.,** **Salesrepcentral.com, Inc.,** **Sames Corp.,** **Scientific Radio Systems, Inc.,** **Scriptel Holding, Inc. (n/k/a National Community Builders, Inc.),** **SDC International, Inc., and** **Seneca Acquisition Corp.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO SCRIPTEL HOLDING, INC. (n/k/a NATIONAL COMMUNITY BUILDERS, INC.)**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Scriptel Holding, Inc. (n/k/a National Community Builders, Inc.) ("Scriptel Holding" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 16, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Scriptel Holding, Inc. (n/k/a National Community Builders, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   Scriptel Holding (CIK No. 830504) is a Delaware corporation located in Columbus, Ohio. At all times relevant to this proceeding, the securities of Scriptel Holding have been registered under Exchange Act Section 12(g).

     2.   Scriptel Holding has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 1997.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                Elizabeth M. Murphy

<u>Secretary</u>Service List

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Scriptel Holding, Inc. (n/k/a National Community Builders, Inc.) ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Robert G. Mahony
Administrative Law Judge
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-6010

Scriptel Holding, Inc. (n/k/a National Community Builders, Inc.)
c/o Thomas E. Moloney, Esq.
General Counsel & Secretary
1105 Schrock Rd., Suite 602
Columbus, OH 43229